UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*


                         UNITED FINANCIAL MORTGAGE CORP.
 ----------------------------------------------------------------------------
                                 (Name of Issuer)

                                   Common Stock
 ----------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    910303304
 ----------------------------------------------------------------------------
                                  (CUSIP Number)

                                December 31, 1998
 ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [   ]     Rule 13d-1(b)
        [   ]     Rule 13d-1(c)
        [ X ]     Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 ----------------------
 CUSIP NO.    910303304               13G
 ----------------------

 ----------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. Identification Nos. of above persons (entities only)

      Joseph Khoshabe
 ----------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]
                                                                (b) [ X ]
 ----------------------------------------------------------------------------
   3  SEC USE ONLY

 ----------------------------------------------------------------------------
   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
 ----------------------------------------------------------------------------
                  5  SOLE VOTING POWER
    NUMBER OF             2,544,842 shares*
     SHARES       -----------------------------------------------------------
  BENEFICIALLY    6  SHARED VOTING POWER
    OWNED BY              No shares
      EACH        -----------------------------------------------------------
    REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON WITH            2,544,842 shares*
                  -----------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                          No shares
 ----------------------------------------------------------------------------
   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,544,842 shares*
 ----------------------------------------------------------------------------
  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                    [   ]
 ----------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            64.6%*
 ----------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON (See Instructions)
            IN
 ----------------------------------------------------------------------------

 * Includes (i) 2,531,842 shares of common stock held by The Joseph Khoshabe Trust, under Trust Agreement dated September 22, 1995, of which Mr. Joseph Khoshabe is trustee and (ii) options to purchase 13,000 shares of common stock which are exercisable within 60 days of October 1, 2003. Does not include options to purchase an additional 17,000 shares of common stock that Mr. Khoshabe currently holds that are not exercisable within 60 days of October 1, 2003.

 ----------------------
 CUSIP NO.    910303304               13G
 ----------------------

 ----------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. Identification Nos. of above persons (entities only)

      The Joseph Khoshabe Trust, under Trust Agreement dated
      September 22, 1995
 ----------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]
                                                                (b) [ X ]
 ----------------------------------------------------------------------------
   3  SEC USE ONLY

 ----------------------------------------------------------------------------
   4  CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois
 ----------------------------------------------------------------------------
                  5  SOLE VOTING POWER
    NUMBER OF             2,531,842 shares
     SHARES       -----------------------------------------------------------
  BENEFICIALLY    6  SHARED VOTING POWER
    OWNED BY              No shares
      EACH        -----------------------------------------------------------
    REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON WITH            2,531,842 shares
                  -----------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                          No shares
 ----------------------------------------------------------------------------
   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,531,842 shares
 ----------------------------------------------------------------------------
  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)
                                                                    [   ]
 ----------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            64.5%
 ----------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON (See Instructions)
            OO
 ----------------------------------------------------------------------------

          STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G


 Item 1.

      (a)  Name of Issuer
           United Financial Mortgage Corp.

      (b)  Address of Issuer's Principal Executive Offices
           815 Commerce Drive, Suite 100
           Oak Brook, Illinois 60523

 Item 2.

      (a)  Name of Person Filing
           This Statement on Schedule 13G is filed, pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by Joseph Khoshabe ("Mr. Khoshabe") and The Joseph Khoshabe Trust, under Trust Agreement dated September 22, 1995 (the "Trust"), of which Mr. Khoshabe is the trustee.

           Attached as Exhibit 1 is a copy of an agreement between the filing persons (as specified above) that this Schedule 13G is being filed on behalf of each of them.

      (b)  Address of Principal Business Office or, if none, Residence
           Mr. Khoshabe and the Trust - 815 Commerce Drive, Suite 100, Oak Brook, Illinois 60523

      (c)  Citizenship
           Mr. Khoshabe - United States
           Trust - Illinois

      (d)  Title of Class of Securities
           Common Stock, no par value

      (e)  CUSIP Number
           910303304

 Item 3. If this statement is filed pursuant to SS 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a)  [   ]   Broker or dealer registered under Section 15 of the
                        Act (15 U.S.C. 78o);
           (b)  [   ]   Bank as defined in Section 3(a)(6) of the Act (15
                        U.S.C. 78c);
           (c)  [   ]   Insurance company as defined in Section 3(a)(19) of
                        the Act (15 U.S.C. 78c);
           (d)  [   ]   Investment company registered under Section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8);
           (e)  [   ]   An investment adviser in accordance with S 240.13d-
                        1(b)(1)(ii)(E);
           (f)  [   ]   An employee benefit plan or endowment fund in
                        accordance with S240.13d-1(b)(1)(ii)(F);
           (g)  [   ]   A parent holding company or control person in
                        accordance with S240.13d-1(b)(1)(ii)(G);
           (h)  [   ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act (12 U.S.C. 1813);
           (i)  [   ]   A church plan that is excluded from the definition
                        of an investment company under Section 3(c)(14) of
                        the Investment Company Act of 1940 (15 U.S.C. 80a-3);
           (j)  [   ]   Group, in accordance with S240.13d-1(b)(1)(ii)(J).

           N/A

 Item 4.   Ownership
           See rows 5-9 and 11 of the cover pages.

 Item 5.   Ownership of Five Percent or Less of a Class
           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

 Item 6.   Ownership of More than Five Percent on Behalf of Another Person
           N/A

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
           N/A

 Item 8.   Identification and Classification of Members of the Group
           N/A

 Item 9.   Notice of Dissolution of Group
           N/A

 Item 10.  Certification
           N/A


             [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                             SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:  October 10, 2003

 JOSEPH KHOSHABE

    /s/ Joseph Khoshabe
 --------------------------------------

 THE JOSEPH KHOSHABE TRUST, UNDER TRUST
 AGREEMENT DATED SEPTEMBER 22, 1995


    /s/ Joseph Khoshabe
 --------------------------------------
 By:    Joseph Khoshabe
 Title: Trustee

 Joint Filing Agreement                                      Exhibit 1

 In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting persons of a statement on Schedule 13G (including any amendments thereto) with respect to the common stock of United Financial Mortgage Corp. and that this Agreement be included as an Exhibit to such joint filing.

 This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

 IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of October 2003.


 JOSEPH KHOSHABE

    /s/ Joseph Khoshabe
 --------------------------------------

 THE JOSEPH KHOSHABE TRUST, UNDER TRUST
 AGREEMENT DATED SEPTEMBER 22, 1995


    /s/ Joseph Khoshabe
 --------------------------------------
 By:    Joseph Khoshabe
 Title: Trustee